UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 5, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
March 5, 2007
METHANEX GIVES NOTICE OF CASH DIVIDEND AND ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM
Methanex Corporation announced today that its Board of Directors has declared a quarterly dividend of US$0.125 per share that will be payable on March 31, 2007 to holders of common shares of record on March 16, 2007. The Board has designated this dividend as an “eligible dividend” for the purposes of Canadian tax law.
Methanex Corporation also announced today that its Board of Directors has approved an increase in the Company’s current normal course issuer bid, increasing the maximum allowable repurchase by 2 million common shares to 7,495,763 shares, representing about 8 per cent of the public float as at May 8, 2006. As at the close of business on March 2, 2007, the Company had repurchased 5,000,000 common shares under the bid at an average price of US$23.85 (CDN$27.17) per share.
Bruce Aitken, President and CEO of Methanex commented, “We have generated significant cash flow from operating activities over the past year. The extension of our share repurchase program reflects our balanced approach to the utilization of cash and demonstrates our ongoing commitment to returning excess cash to shareholders.” Mr. Aitken added, “We have excellent financial strength and flexibility with US$355 million in cash at the end of the fourth quarter of 2006, an undrawn US$250 million credit facility and an outlook for continued strong cash generation.”
The normal course issuer bid repurchase program was originally filed and accepted by the Toronto Stock Exchange (TSX) on May 9, 2006. The program is carried out through the facilities of the TSX. Purchases under the program, which commenced on May 17, 2006, will terminate on the earlier of May 16, 2007 and the date upon which the Company has acquired the maximum number of common shares permitted under the program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600